UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 0-18813

NOTIFICATION OF LATE FILING	CUSIP NUMBER 872443601
(Check one):    ☐ Form 10-K    ☐ Form 20 F    ☐ Form 11 K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended: September 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION THQ INC.
Full Name of Registrant N/A
Former Name if Applicable 29903 Agoura Road
Address of Principal Executive Office (Street and Number) Agoura Hills, CA 91301
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THQ Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) with the Securities and Exchange Commission by November 8, 2012. In connection with the Company’s Credit Agreement with Wells Fargo Capital Finance, LLC (“Wells Fargo”), which was amended pursuant to Amendment Number One dated July 23, 2012 (collectively, as so amended, the “Credit Facility”), on November 7, 2012, the Company was informed by Wells Fargo that loan availability on the Credit Facility was less than 12.5% of the maximum revolver amount on one or more occasions as of and after the fiscal quarter ended September 30, 2012, and accordingly, one or more events of default have occurred under the terms of the Credit Facility, including the failure to comply with financial covenants for the fiscal quarter ended September 30, 2012. The Company is currently in discussions with Wells Fargo regarding the asserted defaults and believes that it will reach an agreement with Wells Fargo with respect to such defaults. Wells Fargo has continued to fund requests from the Company after September 30, 2012 while Wells Fargo and the Company attempt to reach an agreement. There can be no assurance, however, that the Company will achieve an agreement with Wells Fargo.
Due to the Company’s continuing assessment of the impact of the asserted defaults on the disclosure in the Form 10-Q, the Company was not able to file the Form 10-Q by November 8, 2012 without unreasonable effort or expense. The Company expects to file the Form 10-Q within the five calendar day extension period provided by Rule 12b-25(b).
The statements contained in this Form 12b-25 that are not historical facts may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the exploration of strategic alternatives, actions being taken relating to certain defaults under the Credit Facility, industry prospects, our future economic performance including anticipated revenues and expenditures, restructuring activities, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie the forward-looking statements. We generally use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “positioned,” “potential,” “project,” “scheduled,” “set to,” “subject to,” “upcoming” and other similar expressions to help identify forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of THQ Inc. and its subsidiaries and are based upon management’s current beliefs and certain assumptions made by management. The Company’s business and such forward-looking statements are subject to risks and uncertainties that may affect the Company’s future results. Readers should carefully review the risk factors and the information that could materially affect the Company’s financial results, described in other documents that the Company files from time to time with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal period ended March 31, 2012, and subsequent Quarterly Reports on Form 10-Q, and particularly the discussion of trends and risk factors set forth therein. The forward-looking statements contained herein speak only as of the date on which they were made, and, except as required by law, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Form 12b-25.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Paul J. Pucino                     (818)                     871-5000
(Name)                        (Area Code)                (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Strategic Plan and Product Updates, Business Realignments, and Retention of Financial Advisor

Our strategy is focused on creating and marketing high-demand core games with a significant digital component. These connected experiences, in particular, are key to increasing customer engagement, retention, and monetization. A key part of our strategy is to build franchises for the next generation of consoles at or shortly after they are launched. To execute on our strategic plan, on July 23, 2012 we bolstered our management team by appointing a new Executive Vice President, Production, reporting directly to our President.

Business Realignment. On July 19, 2012, we announced a consolidation of our two Quality Assurance teams into one location in order to reduce operating costs and centralize our resources at THQ Montreal.  As a result, our Phoenix, Arizona Quality Assurance Office will be closed by the end of fiscal 2013. Additionally, on August 20, 2012, we announced a personnel reduction in our marketing and production groups based in Agoura Hills, reflective of our ongoing strategy to create a more focused, agile and digitally-oriented organization.

Product Updates. On November 5, 2012, we announced the delayed releases of:

•	South Park: The Stick of Truth, which was originally scheduled for release on March 5, 2013, to early fiscal 2014 due to the need for additional development time; and

•	Company of Heroes 2 and Metro: Last Light, both of which are expected to ship in March 2013, later than initially planned.

Because of the calendar movement for the release of games, we will likely need to raise additional capital and may also need to defer and/or curtail currently planned expenditures, cancel projects currently in development, sell assets and/or pursue additional external sources of liquidity, which may not be available on financially attractive terms. See “Liquidity and Capital Resources” for further discussion.

Retention of Financial Advisor. We have engaged Centerview Partners LLC to assist us in evaluating strategic and financing alternatives intended to improve our overall liquidity, including raising additional capital, preserve our ability to bring games to market during advantageous release windows and to help address our $100.0 million 5% convertible senior notes due August 2014 (the “Notes”). There can be no assurance that the evaluation of strategic and financing alternatives will result in a transaction or financing, or that, if completed, said transaction and/or financing will be on attractive terms. Our inability to successfully complete a transaction or financing on attractive terms would have a material adverse impact on our ability to comply with the requirements of our credit and debt facilities and to sustain our operations.

Business Trends

The following trends affect our business:

Increasing Shift to Online Content and Digital Downloads

We provide our products through both the retail channel and through online digital delivery methods. Recently, the interactive entertainment software industry began delivering a growing amount of games, downloadable content and product add-ons by direct digital download through the Internet and gaming consoles. We believe that much of the growth in the industry will come via online distribution methods, including, multi-player online games (both subscription and free-to-play), free-to-play micro-transaction based games, paid downloadable content ("DLC"), and digital downloads of full-games. Conversely, based on industry data, we believe retail sales for the industry will continue to be a decreasing revenue source over the next several years. For the nine months ended September 30, 2012, reported retail software sales in the U.S. for the industry decreased 23% compared to the same period in 2011 according to the NPD Group; for the same period, across U.K., Germany, France, Spain and Benelux, aggregated retail software sales decreased 19% compared to the same nine-month period in 2011 according to GfK.  However, digital sales for the industry are expected to grow over 22% worldwide in calendar 2012 and almost double, over calendar 2011 levels, in the following five years to $71.1 billion worldwide according to the International Development Group, Inc.'s Forecast Update (August 2012). Accordingly, we plan to emphasize the digital components in our future core game releases. In the event our games are released with increasingly more undelivered elements at the time of sale, such as the online service present within some of our games, more of our revenue may be deferred, which will impact the timing of our revenue recognition but not our cash flow from operations.

Sales Concentration of Top Titles

The majority of money spent by consumers on video game software is spent on a few top titles. Because of the demand for “hit” titles and the costs to develop our games, we believe that it is important to focus our development efforts on bringing a select number of high-quality, competitive products to market.

Sales of Used Video Games

Several retailers, including one of our largest customers, GameStop, continue to focus on selling used video games, which provides higher margins for the retailers than sales of new games. This focus reduces demand for new copies of our games. We believe customer retention through compelling online play and downloadable content offerings may reduce consumers' propensity to trade in games. Additionally, certain titles include free access to online content through a code (included in the packaging) for initial purchasers. This structure creates a new revenue stream by offering second-hand buyers of these titles the opportunity to separately purchase the online content.

Shifting Preferences in the Casual and Lifestyle Market

Over the past few years, our industry has seen a shift in preferences in the casual and lifestyle games market away from kids' and movie-based licensed console titles. We believe this shift is due to gameplay with online digital delivery methods, including games played online and on social networking sites such as Facebook, and through wireless devices. As discussed above, in response to this continued shift in preferences, we exited the market for video games based on licensed kids' and movie-based entertainment properties and uDraw. Approximately 9% and 36% of our net sales before the impact of changes in deferred net revenue in the six months ended September 30, 2012 and 2011, respectively, came from these types of games.

Results of Operations — Comparison of the Three and Six Months Ended September 30, 2012 and 2011

For the three and six months ended September 30, 2012, we reported a net loss of $21.0 million and $5.6 million, respectively, or $3.06 and $0.82 per diluted share, respectively, compared with a net loss of $92.4 million and $130.8 million, respectively, or $13.52 and $19.15 per diluted share, respectively, in the same periods last fiscal year.

Net Sales

Our net sales are principally derived from sales of interactive software games designed for play on video game consoles, handheld devices, and PCs, including via the Internet. The following table presents our net sales before changes in deferred net revenue and adjusts those amounts by the changes in deferred net revenue to arrive at consolidated net sales as presented in our condensed consolidated statements of operations for the three and six months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30,				Increase/ (Decrease)	% Change
	2012		2011
Net sales before changes in deferred net revenue	$91,798	85.5%	$119,610	81.9%	$(27,812)	(23.3)%
Changes in deferred net revenue	15,559	14.5	26,394	18.1	(10,835)	(41.1)
Consolidated net sales	$107,357	100.0%	$146,004	100.0%	$(38,647)	(26.5)%

	Six Months Ended September 30,				Increase/ (Decrease)	% Change
	2.012		2.011
Net sales before changes in deferred net revenue	$130,323	54.1%	$260,849	76.5%	$(130,526)	(50.0)%
Changes in deferred net revenue	110,721	45.9	80,308	23.5	30,413	37.9
Consolidated net sales	$241,044	100.0%	$341,157	100.0%	$(100,113)	(29.3)%

In the three and six months ended September 30, 2012, net sales before changes in deferred net revenue were primarily driven by sales of Darksiders II, as well as continued sales of Saints Row: The Third, initially released in the third quarter of fiscal 2012, including sales generated from its digital content offerings and full-game digital downloads. Also contributing to net sales before changes in deferred net revenue in the three and six months ended September 30, 2012 were sales of other catalog titles such as WWE '12.

Included in net sales before changes in deferred net revenue in the three and six months ended September 30, 2012 was $19.1 million and $32.5 million of digital revenue, which was 34% and 33% higher than the same periods last fiscal year. Digital revenue primarily consists of digital downloads of full-games and paid downloadable content.

Changes in deferred net revenue reflect the deferral and subsequent recognition of net revenue related to undelivered elements at the time of sale, such as online services that are offered in some of our games. The revenue deferrals are recognized as net sales as the undelivered elements are delivered or, over the estimated online service period of generally six months, as applicable. The changes in deferred net revenue are driven by the timing of the release of games that have undelivered elements, and the subsequent timing of the delivery of those undelivered elements. Generally, revenue deferred in the first half of our fiscal year would be recognized by the end of that fiscal year, and revenue deferred in the second half of the fiscal year would be partially recognized in that fiscal year with the remaining amounts of deferred revenue recognized in the following fiscal year.

Net Sales by New Releases and Catalog Titles

The following table presents our net sales of new releases (titles initially released in the respective fiscal year) and catalog titles (titles released in fiscal years prior to the respective fiscal year) for the three and six months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30,				Increase/	%
	2012		2011		(Decrease)	Change
New releases	$58,028	63.2%	$75,448	63.1%	$(17,420)	(23.1)%
Catalog	33,770	36.8	44,162	36.9	(10,392)	(23.5)
Net sales before changes in deferred net revenue	91,798	100.0%	119,610	100.0%	(27,812)	(23.3)
Changes in deferred net revenue	15,559		26,394		(10,835)	(41.1)
Consolidated net sales	$107,357		$146,004		$(38,647)	(26.5)%

	Six Months Ended September 30,				Increase/	%
	2.012		2.011		(Decrease)	Change
New releases	$58,945	45.2%	$164,477	63.1%	$(105,532)	(64.2)%
Catalog	71,378	54.8	96,372	36.9	(24,994)	(25.9)
Net sales before changes in deferred net revenue	130,323	100.0%	260,849	100.0%	(130,526)	(50.0)
Changes in deferred net revenue	110,721		80,308		30,413	37.9
Consolidated net sales	$241,044		$341,157		$(100,113)	(29.3)%

Net sales of our new releases decreased $17.4 million and $105.5 million in the three and six months ended September 30, 2012, compared to the same periods last fiscal year. The decrease in the three and six months ended September 30, 2012 was due to a decrease in the number units sold of new releases, as we only had one new release in the current period compared to the release of several new titles in the same periods last fiscal year. This decrease was partially offset by a higher average net selling price on Darksiders II compared to the titles released in the same periods last fiscal year.

Net sales of our catalog titles decreased $10.4 million and $25.0 million in the three and six months ended September 30, 2012, compared to the same periods last fiscal year. The decreases were primarily due to fewer catalog units sold.

Net Sales by Territory

The following table presents our net sales by territory for the three and six months ended September 30, 2012 and 2011 (amounts in thousands):

	Three Months Ended September 30,				Increase/	%
	2.012		2.011		(Decrease)	Change
North America	$53,460	58.2%	$68,757	57.5%	$(15,297)	(22.2)%
Europe	32,322	35.2	40,145	33.6	(7,823)	(19.5)
Asia Pacific	6,016	6.6	10,708	8.9	(4,692)	(43.8)
International	38,338	41.8	50,853	42.5	(12,515)	(24.6)
Net sales before changes in deferred net revenue	91,798	100.0%	119,610	100.0%	(27,812)	(23.3)
Changes in deferred net revenue	15,559		26,394		(10,835)	(41.1)
Consolidated net sales	$107,357		$146,004		$(38,647)	(26.5)%

	Six Months Ended September 30,				Increase/	%
	2012		2011		(Decrease)	Change
North America	$76,785	58.9%	$156,500	60.0%	$(79,715)	(50.9)%
Europe	44,328	34.0	75,375	28.9	(31,047)	(41.2)
Asia Pacific	9,210	7.1	28,974	11.1	(19,764)	(68.2)
International	53,538	41.1	104,349	40.0	(50,811)	(48.7)
Net sales before changes in deferred net revenue	130,323	100.0%	260,849	100.0%	(130,526)	(50.0)
Changes in deferred net revenue	110,721		80,308		30,413	37.9
Consolidated net sales	$241,044		$341,157		$(100,113)	(29.3)%

Net sales in North America in the three and six months ended September 30, 2012 decreased $15.3 million and $79.7 million compared to the same periods last fiscal year. These decreases were primarily due to fewer overall units sold compared to the same periods last fiscal year, partially offset by a higher average net selling price on Darksiders II compared to the titles released in the same periods last fiscal year.

Net sales in Europe in the three and six months ended September 30, 2012 decreased $7.8 million and $31.0 million compared to the same periods last fiscal year. We estimate that changes in foreign currency translation rates during the three and six months ended September 30, 2012 decreased our reported net sales in this territory by $2.9 million and $3.9 million, respectively. The decreases in the three and six months ended September 30, 2012 were primarily due to fewer units sold of Darksiders II compared to the number of units sold of titles we released in the same periods last fiscal year. These decreases were partially offset by a higher average net selling price on Darksiders II in the three months ended September 30, 2012 and higher average net selling prices overall in the six months ended September 30, 2012 compared to the same periods last fiscal year.

Net sales in the Asia Pacific territory in the three and six months ended September 30, 2012 decreased $4.7 million and $19.8 million compared to the same periods last fiscal year. Changes in foreign currency translation rates during the three months ended September 30, 2012 were immaterial. Changes in foreign currency translation rates during the six months ended September 30, 2012 decreased our reported net sales by $0.2 million. The decreases in the three and six months ended September 30, 2012 were primarily due to fewer overall units sold, and to a lesser extent lower average net selling prices, compared to the same periods last fiscal year.

Cost of Sales

Cost of sales decreased $80.7 million, or 50.7%, and $139.2 million, or 46.5%, in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year.  As a percent of net sales, cost of sales decreased 35.9 points and 21.3 points in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year.

Cost of Sales - Product Costs (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$36,379	33.9%	$57,986	39.7%	(37.3)%
Six Months Ended	$74,865	31.1%	$125,049	36.7%	(40.1)%

Product costs primarily consist of direct manufacturing costs, including platform manufacturer license fees, net of manufacturer volume rebates and discounts. In the three and six months ended September 30, 2012, product costs as a percent of net sales decreased 5.8 points and 5.6 points, respectively, compared to the same period last fiscal year. The decrease in product costs as a percent of net sales in the three and six months ended September 30, 2012 was primarily due to the current quarter recognition of net sales and product costs related to Saints Row: The Third and UFC Undisputed 3. These titles were initially released in the second half of fiscal 2012 and have had lower product costs relative to their net sales compared to the performance of products recognized in the same period last fiscal year. This was partially offset by uDraw, which had higher product costs per unit compared to the same period last fiscal year. Additionally, the decrease in product costs as a percent of net sales in the three and six months ended September 30, 2012 was also due to an increase in our sales mix of digitally delivered revenue which does not have associated product costs.

Cost of Sales - Software Amortization and Royalties (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$37,788	35.2%	$77,893	53.3%	(51.5)%
Six Months Ended	$75,141	31.2%	$142,813	41.9%	(47.4)%

Software amortization and royalties expense consists of amortization of capitalized payments made to third-party software developers and amortization of capitalized internal studio development costs. Commencing upon product release, capitalized software development costs are amortized to software amortization and royalties expense based on the ratio of current gross sales to total projected gross sales. Excluding charges associated with i) the cancellation of an unreleased game and ii) changes in the development direction on another unreleased game, as well as a net benefit associated with the June 2012 transfer of the license we previously had with the UFC and the related game cancellation this fiscal year, and excluding charges associated with game cancellations and impairments in the prior fiscal year, software amortization and royalties expense as a percent of net sales in the three and six months ended September 30, 2012 decreased 6.2 points and 6.9 points, respectively, compared to the same periods last fiscal year. The decrease in the three months ended September 30, 2012 was primarily due to Red Faction: Armageddon, which was recognized in the three months ended September 30, 2011 and had higher development costs relative to its net sales, compared to the mix of titles included in net sales in the same period this fiscal year. The decrease in the six months ended September 30, 2012 was primarily due to titles such as Red Faction: Armageddon, Homefront, and UFC Trainer that were recognized in the six months ended September 30, 2011 and had higher capitalized development costs relative to their net sales, compared to the mix of titles included in net sales in the same period this fiscal year.

Cost of Sales - License Amortization and Royalties (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$4,179	3.9%	$23,156	15.9%	(82.0)%
Six Months Ended	$9,928	4.1%	$31,295	9.2%	(68.3)%

License amortization and royalties expense consists of royalty payments due to licensors, which are expensed at the higher of (1) the contractual royalty rate based on actual net product sales for such license, or (2) an effective rate based upon total projected net sales for such license.  Net sales from our licensed properties represented 34% and 38% of our total net sales in the three and six months ended September 30, 2012, respectively, compared to 47% and 48% of our total net sales in the three and six months ended September 30, 2011.

License amortization and royalties expense in the six months ended September 30, 2012 included a $2.0 million benefit related to the reduction of a license obligation that was accrued as of March 31, 2012 as a result of negotiations with one of our previous kids' licensors. In the three and six months ended September 30, 2011, license amortization and royalties expense included a $16.0 million charge related to a license abandoned as part of our fiscal 2012 second quarter business realignment. Excluding these items, license amortization and royalties expense as a percent of net sales in the three and six months ended September 30, 2012 decreased by 1.0 point and increased by less than a point, respectively, compared to the same periods last fiscal year. The decrease in the three months ended September 30, 2012 was primarily due to the smaller mix of net sales from licensed products in the current period compared to the same period last fiscal year. The slight increase in the six months ended September 30, 2012 was primarily due to the mix of licensed products recognized in the current period, such as UFC Undisputed 3, which had higher effective license rates compared to the mix of licensed products recognized in the same period last fiscal year. This was partially offset by the smaller mix of net sales from licensed products in the six months ended September 30, 2012 compared to the same period last fiscal year.

Operating Expenses

Our operating expenses decreased $35.4 million or 42.2% and $92.7 million, or 52.5% in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year.

Product Development (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$11,583	10.8%	$27,954	19.1%	(58.6)%
Six Months Ended	$20,878	8.7%	$58,143	17.0%	(64.1)%

Product development expense primarily consists of expenses incurred by internal development studios and payments made to external development studios which are not eligible, or are in a phase of development that is not yet able to be capitalized as part of software development. Product development expense decreased $16.4 million and $37.3 million in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year.

Included in the three and six months ended September 30, 2012 was $0.5 million and $1.0 million, respectively, of cash severance charges and other employee-based costs recorded related to our business realignments.  Included in the three and six months ended September 30, 2011 was $4.5 million and $7.9 million, respectively, of cash severance charges and other employee-based costs recorded related to our business realignments. Excluding these charges, product development expense decreased $12.4 million and $30.3 million in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year.  These decreases were primarily due to a reduction in expenditures resulting from our studio closures and a reduction in the number of games under development.

Selling and Marketing (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$27,324	25.5%	$37,765	25.9%	(27.6)%
Six Months Ended	$41,963	17.4%	$88,441	25.9%	(52.6)%

Selling and marketing expenses consist of advertising, promotional expenses, and personnel-related costs. Selling and marketing expenses decreased $10.4 million and $46.5 million in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year. The decrease on a dollar-basis in the three and six months ended September 30, 2012 was primarily due to a reduction in spending in support of future releases, as well as a decrease in personnel related costs, compared to the same periods last fiscal year. Additionally, the decrease on a dollar-basis in the six months ended September 30, 2012 reflected reduced spending on new releases as we released fewer new titles in the current period compared to the same period last fiscal year.

Excluding the impact of changes in deferred net revenue, to arrive at a net sales basis that most closely relates to our selling and marketing activities in a given period, selling and marketing expenses as a percent of net sales decreased 1.8 points and 1.7 points in the three and six months ended September 30, 2012, respectively, compared to the same periods last fiscal year. The decrease in the three months ended September 30, 2012 was primarily due to a decrease in marketing support for future releases compared to the same period last fiscal year, as well as a decrease in personnel related costs. The decrease in the six months ended September 30, 2012 was primarily due to decreased marketing support for our portfolio of catalog titles relative to their net sales compared to the same period last fiscal year.

General and Administrative (amounts in thousands)

	September 30, 2012	% of net sales	September 30, 2011	% of net sales	% Change
Three Months Ended	$9,809	9.1%	$12,037	8.2%	(18.5)%
Six Months Ended	$19,941	8.3%	$24,086	7.1%	(17.2)%

General and administrative expenses consist of personnel and related expenses of executive and administrative staff and fees for professional services such as legal and accounting. The decrease of $2.2 million and $4.1 million in general and administrative expenses in the three and six months ended September 30, 2012, respectively, as compared to the same periods in the last fiscal year was primarily due to lower personnel related costs.

Restructuring

Restructuring charges generally include costs such as, severance and other employee-based charges in excess of standard business practices, costs associated with lease abandonments less estimates of sublease income, charges related to long-lived assets, and costs of other non-cancellable contracts.  In the three months ended September 30, 2012 restructuring charges and adjustments reflected a net gain of $0.3 million consisting primarily of adjustments to sublease assumptions in connection with our fiscal 2012 second quarter realignment. In the six months ended September 30, 2012 restructuring charges and adjustments reflected a net expense of $1.1 million, and consisted primarily of adjustments to sublease assumptions in connection with our fiscal 2013 first quarter realignment. In the three and six months ended September 30, 2011, restructuring charges and adjustments were $6.1 million and $5.9 million, respectively, and consisted of charges incurred in connection with previously announced business realignment plans.

Interest and Other Income (Expense), net

Interest and other income (expense), net consists of interest earned on our investments, gains and losses resulting from exchange rate changes for transactions denominated in currencies other than the functional currency, and interest expense, net of capitalization and amortization of debt issuance costs on our Notes and our Credit Agreement and Security Agreement (as amended, collectively, the “Credit Facility”) with Wells Fargo Capital Finance, LLC.

Interest and other income (expense), net in the three months ended September 30, 2012 was a net gain of $0.7 million, primarily reflecting the removal of accumulated foreign currency translation adjustments related to foreign entities that were closed in connection with our realignment plans. Interest and other income (expense), net in the six months ended September 30, 2012 was expense of $0.1 million, primarily reflecting foreign currency transaction losses which were partially offset by the impact of the removal of accumulated foreign currency translation adjustments related to the foreign entities that were closed in connection with our realignment plans. Interest and other income (expense), net in the three and six months ended September 30, 2011 was income of $2.5 million and $2.9 million, respectively, and primarily consisted of foreign currency transaction gains.

Income Taxes

In the three and six months ended September 30, 2012, we had income tax expense of $2.3 million and $2.8 million, respectively.  Income tax expense in both periods relates primarily to a valuation allowance for certain foreign net operating losses, as well as income earned in foreign jurisdictions, which is not reduced by carryforward losses in the U.S. In the three and six months ended September 30, 2011, we had a tax benefit of $2.0 million and $0.9 million, respectively, which primarily related to losses in foreign tax jurisdictions, generated by deductions at foreign studios due to closures under our business realignment plans. The effective tax rate differs significantly from the federal statutory rate; this difference is primarily due to taxable losses in the U.S. that are fully offset by a valuation allowance.

Liquidity and Capital Resources

Financial Condition

At September 30, 2012, we had working capital of $5.6 million, including cash and cash equivalents of $36.3 million. Our working capital was reduced by $24.2 million related to the non-cash deferral of revenue, net of related expenses, as of September 30, 2012.

As described above, we have delayed the release of South Park: The Stick of Truth, which was originally scheduled for release on March 5, 2013, to early fiscal 2014 due to the need for additional development time and the release of Company of Heroes 2 and Metro: Last Light, both of which are expected to ship in March 2013, later than initially planned. Because of the calendar movement for the release of games, we will likely need to raise additional capital and may also need to defer and/or curtail currently planned expenditures, cancel projects currently in development, sell assets and/or pursue additional external sources of liquidity, which may not be available on financially attractive terms. We have engaged Centerview Partners LLC to assist us in evaluating strategic and financing alternatives intended to improve our overall liquidity, including raising additional capital, preserve our ability to bring games to market during advantageous release windows and to help address our Notes. There can be no assurance that the evaluation of strategic and financing alternatives will result in a transaction or financing, or that, if completed, said transaction and/or financing will be on attractive terms. Our inability to successfully complete a transaction or financing on attractive terms would have a material adverse impact on our ability to comply with the requirements of our credit and debt facilities and to sustain our operations. Our ability to sustain our operations and meet our liquidity needs could also be affected by various risks and uncertainties.

Sources and Uses of Cash (amounts in thousands)

	September 30, 2012	March 31, 2012	Change
Cash and cash equivalents	$36,269	$75,977	$(39,708)
Percentage of total assets	14%	19%

	Six Months Ended September 30,
	2.012	2.011	Change
Net cash used in operating activities	$(51,298)	$(22,450)	$(28,848)
Net cash used in investing activities	(3,741)	(4,411)	670
Net cash provided by (used in) financing activities	21,000	(1,243)	22,243
Effect of exchange rate changes on cash	(5,669)	(6,444)	775
Net decrease in cash and cash equivalents	$(39,708)	$(34,548)	$(5,160)

Generally, our primary sources of internal liquidity are cash and cash equivalents. In addition, as further discussed below, we may elect to sell certain of our eligible North American accounts receivable and we have other external sources of liquidity available to us, including our Credit Facility (as described below). At this time however, our ability to access borrowings under the Credit Facility is subject to the discretion of Wells Fargo as certain defaults thereunder have been asserted by Wells Fargo (see discussion below). Our principal source of cash is from sales of interactive software games designed for play on video game consoles, handheld devices and PCs, including via the Internet. Our principal uses of cash are for product purchases of discs and cartridges along with associated manufacturer's royalties, payments to external developers and licensors, costs of internal software development, and selling and marketing expenses. In the six months ended September 30, 2012 our cash and cash equivalents decreased $39.7 million, from $76.0 million at March 31, 2012 to $36.3 million at September 30, 2012. The decrease in our cash balance was primarily due to investments in software development and payments of other liabilities, partially offset by borrowings under the Credit Facility. For further information regarding the movement in our cash balance during the six months ended September 30, 2012, refer to the condensed consolidated statement of cash flows for that period which is included in Part I, Item 1.

Our business is cyclical and thus our working capital needs are impacted by seasonality and the timing of new product releases. Cash used in operations tends to be at its highest during the first part of the third fiscal quarter, as we invest heavily in inventory for the holiday buying season. During the three months ended September 30, 2012, we borrowed $21.0 million under the Credit Facility. In addition, in order to expedite collections on our accounts receivable, we have sold, and expect to continue to sell certain of our accounts receivables from Walmart Stores, Inc. ("Walmart") without recourse, to Wells Fargo Bank, N.A. ("Wells") (as discussed below).

Walmart Purchase Agreement.
In November 2010, we entered into a Receivables Purchase Agreement ("Purchase Agreement") with Wells. The Purchase Agreement gives us the option to sell our Walmart receivables to Wells, at our discretion, and significantly expedite our Walmart receivables collections. Wells will pay us the value of any receivables we elect to sell, less LIBOR + 1.25% per annum, and then collect the receivables from Walmart. During the three and six months ended September 30, 2012, to expedite our receivables collections from Walmart, we sold $6.1 million and $7.5 million, respectively, of accounts receivable under the Purchase Agreement, without recourse, that would have otherwise been collected subsequent to September 30, 2012. The loss related to interest recognized on this transaction for the three and six months ended September 30, 2012 is classified in "Interest and other income (expense), net" in our condensed consolidated statements of operations and was an immaterial amount. We expect to continue to sell our Walmart accounts receivable pursuant to the Purchase Agreement to further expedite collections.

Credit Facility.
On September 23, 2011, we entered into the Credit Facility. The Credit Facility provides for an asset based revolving credit facility providing for up to $50.0 million in aggregate principal amount of loans and other financing accommodations. The Credit Facility allows up to $10.0 million of the total to be used as a letter of credit subfacility.

The Credit Facility has a four-year term; provided, however, it will terminate on June 16, 2014 if any obligations are still outstanding under the Notes. Borrowings under the Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either a variable base rate or a LIBOR rate. The applicable margin for base rate loans ranges from 2.25% to 2.5% and for LIBOR rate loans ranges from 3.75% to 4.0%, in each case, depending on the level of our borrowings. We will be required to pay other customary fees, including an unused line fee based on usage under the Credit Facility as well as fees with respect to letters of credit.
The Credit Facility provides for certain events of default such as nonpayment of principal and interest when due, breaches of representations and warranties, noncompliance with covenants, acts of insolvency, default on certain agreements related to indebtedness, including the Notes, and entry of certain judgments against us. Upon the occurrence of a continuing event of default and at the option of the required lenders (as defined in the Credit Facility), all of the amounts outstanding under the Credit Facility may be declared to be immediately due and payable and any amount outstanding will bear interest at 2.0% above the interest rate otherwise applicable.  In the event loan availability on the Credit Facility is below 12.5% (16% beginning January 1, 2013) of the maximum revolver amount (the "Covenant Testing Level"), the Credit Facility requires, among other matters, that we maintain certain financial covenants.  In the event the financial covenants become applicable, we would be required to maintain an annual fixed charge coverage ratio, as defined in the Credit Facility, of at least 1.1 to 1.0.
The Credit Facility is guaranteed by most of our domestic subsidiaries and secured by substantially all of our assets. The Credit Facility contains financial reporting covenant and other customary affirmative and negative covenants, including, among other terms and conditions, limitations (subject to certain permitted actions) on our ability to: create, incur, guarantee or be liable for indebtedness; dispose of assets outside the ordinary course; acquire, merge or consolidate with or into another person or entity; create, incur or allow any lien on any of their respective properties; make investments or capital expenditures; or pay dividends or make distributions.
During the three months ended September 30, 2012, we borrowed $21.0 million under the Credit Facility. In the three months ended September 30, 2012 interest expense was $0.2 million and amortization of debt issuance costs related to the Credit Facility was $0.2 million; these amounts were capitalized as part of our in-process software development costs. As of September 30, 2012 we had outstanding borrowings under the Credit Facility of $21.0 million. During the six months ended September 30, 2012, we established a letter of credit for $0.6 million under the Credit Facility that is related to a lease we have for one of our studio locations.

On November 7, 2012, the Company was informed by Wells Fargo that loan availability was less than the Covenant Testing Level on one or more occasions as of and after the fiscal quarter ended September 30, 2012, and accordingly, one of more events of default have occurred under the terms of the Credit Facility, including the failure to comply with financial covenants for the fiscal quarter ended September 30, 2012. The Company is currently in discussions with Wells Fargo regarding the asserted defaults and believes that it will reach an agreement with Wells Fargo with respect to such defaults. Wells Fargo has continued to fund requests from the Company after September 30, 2012 while Wells Fargo and the Company attempt to reach an agreement. There can be no assurance, however, that the Company will achieve an agreement with Wells Fargo.

At September 30, 2012, approximately 52% of our cash and cash equivalents were domiciled in foreign tax jurisdictions.  We expect to repatriate all or a portion of these funds to the U.S., and we may be required to pay additional taxes (such as foreign withholdings) in certain foreign jurisdictions, which we do not expect to be significant. We do not anticipate that such repatriation, in the short-term, would result in actual cash payments in the U.S., as the taxable event would likely be offset by the utilization of our net operating losses and tax credits.

Cash Flow from Operating Activities.  Cash used in operating activities was $51.3 million in the six months ended September 30, 2012, compared to $22.5 million in the same period last fiscal year.  The change in cash flow from operating activities was primarily the result of higher cash collections of receivables in the six months ended September 30, 2011 which was related to releases that occurred late in the fourth quarter of fiscal 2011. This was partially offset by a decrease in investment in software development.

Cash Flow from Investing Activities.  Cash used in investing activities was $3.7 million in the six months ended September 30, 2012, compared to $4.4 million in the same period last fiscal year.  The change in cash flow from investing activities was primarily due to a decrease in purchases of property and equipment.

Cash Flow from Financing Activities.  Cash provided by financing activities in the six months ended September 30, 2012 was $21.0 million compared to cash used in financing activities of $1.2 million in the same period last fiscal year. The change in cash flow from financing activities was primarily due to borrowings under the Credit Facility.

Effect of Exchange Rate Changes on Cash.  Changes in foreign currency translation rates decreased our reported cash balance by $5.7 million.

Key Balance Sheet Accounts

At September 30, 2012, our total current assets were $167.8 million, down from $290.0 million at March 31, 2012. In addition to cash and cash equivalents, our current assets primarily consisted of:

Accounts Receivable. Accounts receivable decreased $9.3 million, from $16.0 million at March 31, 2012 to $6.7 million at September 30, 2012. The decrease was primarily due to lower sales volumes in the second quarter of fiscal 2013 as compared to the fourth quarter of fiscal 2012. Accounts receivable allowances were $47.8 million at September 30, 2012, a $22.6 million decrease from $70.4 million at March 31, 2012. Allowances for price protection and returns as a percentage of trailing nine-month net sales, excluding the impact of changes in deferred net revenue, were 13% at September 30, 2012 and 2011. We believe our current allowances are adequate based on historical experience, inventory remaining in the retail channel, and the rate of inventory sell-through in the retail channel.

Inventory. Inventory decreased $6.1 million, from $18.5 million at March 31, 2012 to $12.4 million at September 30, 2012. The decrease in inventory was primarily due to the timing of releases. Inventory turns, excluding the impact of changes in deferred costs, on a rolling twelve-month basis were 15 and 14 at September 30, 2012 and March 31, 2012, respectively.

Licenses. Our investment in licenses, including the long-term portion, decreased $16.9 million, from $64.5 million at March 31, 2012 to $47.6 million at September 30, 2012. The decrease was primarily due to the recognition of previously deferred license amortization and royalties expense.

Software Development. Capitalized software development, including the long-term portion, decreased $26.6 million, from $130.6 million at March 31, 2012 to $104.0 million at September 30, 2012. The decrease was primarily due to the recognition of previously deferred software amortization and royalties expense. Approximately 90% of the software development asset balance at September 30, 2012 is for titles that have expected release dates in the remainder of fiscal 2013 and beyond.

Total current liabilities at September 30, 2012, were $162.2 million, down from $271.3 million at March 31, 2012. Current liabilities primarily consisted of:

Accounts Payable. Accounts payable increased $14.5 million, from $42.9 million at March 31, 2012 to $57.4 million at September 30, 2012. The increase in accounts payable was primarily due to the timing of product development milestone payments.

Accrued and Other Current Liabilities. Accrued and other current liabilities decreased $33.9 million, from $83.7 million at March 31, 2012 to $49.8 million at September 30, 2012. The decrease was primarily due to payment of obligations.

Our liabilities at September 30, 2012 also consisted of:

Other Long-term Liabilities. Other long-term liabilities decreased $9.4 million, from $53.8 million at March 31, 2012 to $44.4 million at September 30, 2012. The decrease was primarily due to renegotiations with one of our licensors, as well as movements of a portion of the settlement payment due to Jakks, from long-term into current liabilities.

Convertible Senior Notes. We issued the Notes on August 4, 2009 and the full principal amount of $100.0 million is outstanding as of September 30, 2012.

THQ INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 9, 2012        By: /s/ Paul J. Pucino
Paul J. Pucino, Executive Vice President,
Chief Financial Officer and Chief Accounting Officer